As Filed with the Securities and Exchange Commission on August 20, 2007
Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

LOCAL.COM CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	33-0849123
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

One Technology Drive, Building G
Irvine, California 92618
(949) 784-0800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Heath B. Clarke
One Technology Drive, Building G
Irvine, California 92618
(949) 784-0800
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Derek D. Dundas, Esq.
Rutan & Tucker, LLP
611 Anton Boulevard, 14th Floor
Costa Mesa, California 92626
(714) 641-5100
Approximate date of commencement of proposed sale to the public:
From time to time after the effective date hereof.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this form are to be offered on a delayed or continued basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of each		Proposed maximum	Proposed maximum
class of securities	Amount to be	offering price	aggregate offering	Amount of
to be registered	Registered (1)	per unit	price	registration fee
Common stock, $0.00001 par value per share	2,356,900	$4.93 (2)	$11,619,517.00	$356.72
Common stock, $0.00001 par value per share, issuable upon the exercise of warrants	1,037,036	$4.93 (3)	$5,112,587.48	$156.96
Total	3,393,936		$16,732,104.48	$513.68

(1)	All 3,393,936 shares registered pursuant to this registration statement are to be offered by the selling stockholders. Pursuant to Rule 416 under the Securities Act, this registration statement also covers such number of additional shares of common stock to prevent dilution resulting from stock splits, stock dividends or similar events, or as a result of anti-dilution provisions contained in the warrants.

(2)	Estimated solely for purposes of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sales prices of the Registrant’s common stock on the Nasdaq Capital Market on August 16, 2007, which was approximately $4.93.

(3)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(g) under the Securities Act.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell securities under this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state in which such offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED August 20, 2007
PROSPECTUS
3,393,936 Shares
Local.com Corporation
Common Stock, par value $0.00001 per share
This prospectus relates to the sale or other disposition of up to an aggregate of 3,393,936 shares of our common stock offered by the selling stockholders identified in this prospectus or their transferees. The shares covered by this prospectus consist of:
•	2,356,900 shares of our common stock which we sold in a private placement transaction on July 31, 2007; and

•	1,037,036 shares of our common stock which are issuable upon the exercise of warrants which were issued on August 1, 2007 in a private placement transaction.
We will not receive any proceeds from the sale of the shares by the selling stockholders. We may, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised for cash. We are paying the expenses incurred in registering these shares.
Our common stock is quoted on the Nasdaq Capital Market under the symbol “LOCM.” The last reported sale price of our common stock on August 16, 2007 was $4.76 per share.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is [               ], 2007

PROSPECTUS SUMMARY
This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section beginning on page 3 of this prospectus and the financial statements and the related notes contained or incorporated by reference in this prospectus before deciding to invest in shares of our common stock. Unless the context requires otherwise, as used in this prospectus, the terms “Local.com,” “we,” “us” and “our” refer to Local.com Corporation.
About Us
We provide paid-search advertising services to local and national businesses on the Internet. Our services enable businesses to list their products and services in our distributed Internet search results. By providing listings of products and services to consumers in a targeted search context, we offer businesses an effective method of advertising to consumers during the purchasing process.
Our sponsored listings are derived from our Advertiser Network, which includes our direct advertisers as well as indirect advertisers from other paid-search and directory companies. We supply these aggregated sponsored listings to our own Local.com web site and our Distribution Network, which is a network of web sites and search engines that integrate our search results into their web sites, in response to targeted keyword searches performed by Internet users on those web sites.
We generate revenue each time an Internet user initiates a search on our own Local.com web site or on our Distribution Network and clicks-through on a sponsored listing from our Advertiser Network. We generally compile these sponsored listings according to bid price, which is the amount an advertiser is willing to pay for each click-through. Advertisers pay only when an Internet user clicks-through on the advertiser’s sponsored listing. Our distribution model is designed to provide sponsored listings from our direct advertisers as well as the advertisers of other paid-search engines to our broad Distribution Network. We also generate revenue from monthly fee arrangements and display advertising (banners).
Corporate Information
We were incorporated in Delaware in March 1999 as eWorld Commerce Corporation. In August 1999 we changed our name to eLiberation.com Corporation. In February 2003, we changed our name to Interchange Corporation. On November 2, 2006, we changed our name to Local.com Corporation.
Our principal executive offices are located at One Technology Drive, Building G, Irvine, California 92618, and our telephone number is (949) 784-0800. We maintain our corporate website at www.local.com. The information contained in, or that can be accessed through, our website is not a part of this prospectus.
You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in, or that can be accessed through, our websites is not a part of this prospectus. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
We use market data and industry forecasts and projections throughout this prospectus, which we have obtained from third party market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

This prospectus refers to brand names, trademarks, service marks and trade names of other companies and organizations. We own the following trademarks: KeywordDNA, ePilot and Pay Per Connect. We have applied to register the following trademarks with the United States Patent and Trademark Office: LocalSense and Local.com. Each other trademark, trade name or service mark appearing in this prospectus belongs to its respective owner.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occur, our business, results of operations or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business, results of operations or financial condition.
Risks Relating to Our Business
If we are not successful with our Local.com initiative, our future financial performance may be affected.
In March 2005, we purchased the Local.com domain name. On August 9, 2005, we launched Local.com, a consumer facing destination web site specializing in local search. This site is our first consumer facing business and we intend to invest significant amounts of time and resources on Local.com We cannot assure you that we will be successful in growing revenue from local search, in attracting consumers or advertisers to Local.com, or in achieving a positive impact on our operational and financial performance with Local.com. If we are unable to attract consumers and/or advertisers to Local.com, our financial performance may be adversely affected.
We have historically incurred losses and expect to incur losses in the future, which may impact our ability to implement our business strategy and adversely affect our financial condition.
We have a history of losses. Although we achieved a net income of $1.5 million for the year ended December 31, 2004, we have a net loss of $6.5 million for the year ended December 31, 2005 and $13.3 million for the year ended December 31, 2006. We also had an accumulated deficit of $37.3 million at June 30, 2007 and expect to have a net loss for at least the next quarter. We have significantly increased our operating expenses by expanding our operations in order to grow our business and further develop and maintain our services. Such increases in operating expense levels may adversely affect our operating results if we are unable to immediately realize benefits from such expenditures. We cannot assure you that we will be profitable or generate sufficient profits from operations in the future. If our revenue does not grow, we may experience a loss in one or more future periods. We may not be able to reduce or maintain our expenses in response to any decrease in our revenue, which may impact our ability to implement our business strategy and adversely affect our financial condition.
We face intense competition from larger, more established companies, as well as our own Advertiser Network partners, and we may not be able to compete effectively, which could reduce demand for our services.
The online paid-search market is intensely competitive. Our primary current competitors include Yahoo! Inc., Google Inc., our own Advertiser Network partners and online directories, such as Switchboard. Although we currently pursue a strategy that allows us to partner with a broad range of web sites and search engines, our current and future partners may view us as a threat to their own internal paid-search services. Nearly all of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Our competitors may secure more favorable revenue sharing arrangements with network distributors, devote greater resources to marketing and promotional campaigns, adopt more aggressive growth strategies and devote substantially more resources to web site and systems development than we do. In addition, the search industry has experienced consolidation, including the acquisitions of companies offering paid-search services. Industry consolidation has resulted in larger, more established and well-financed competitors with a greater focus on paid-search services. If these industry trends continue, or if we are unable to compete in the paid-search market, our financial results may suffer.
Additionally, larger companies such as Google and Microsoft Corporation may implement technologies into their search engines or software that make it less likely that consumers can reach, or execute searches on, Local.com or our Distribution Network partners’ web sites and less likely to click-through on our Advertiser Network partners’ sponsored listings. The implementation of such technologies could result in a decline in click-throughs to our advertisers’ sponsored listings, which would decrease our revenues. If we are unable to successfully compete against current and future competitors or if our current Advertising Network partners choose to rely more heavily on their own distribution networks in the future, our operating results will be adversely affected.

We rely on our Advertiser Network partners to provide us access to their advertisers, and if they do not, it could have an adverse impact on our business.
We rely on our Advertiser Network partners to provide us with advertiser listings so that we can distribute these listings to Local.com or our Distribution Network partners in order to generate revenue when a consumer click-through occurs on our Advertiser Network partners’ sponsored listings. For the year ended December 31, 2006, 79% of our revenue was derived from our Advertiser Network partners. In addition, almost 100% of our revenues from Local.com are derived from our Advertiser Network partners. Most of our agreements with our Advertiser Network partners are short-term, and, as a result, they may discontinue their relationship with us or negotiate new terms that are less favorable to us, at any time, with little or no notice. Our success depends, in part, on the maintenance and growth of our Advertiser Network partners. If we are unable to develop or maintain relationships with these partners, our operating results and financial condition will suffer.
Our executive officers and certain key personnel are critical to our success, and the loss of these officers and key personnel could harm our business.
Our performance is substantially dependent on the continued services and performance of our executive officers and other key personnel. We only have employment agreements with our three executive officers: Heath B. Clarke (Chief Executive Officer and Chairman of the Board), Stanley B. Crair (President and Chief Operating Officer) and Douglas S. Norman (Chief Financial Officer and Secretary). Each of Messrs. Clarke, Crair and Norman’s employment agreements may be terminated with 30 days notice by either the executive or us. No key man life insurance has been purchased on any of Messrs. Clarke, Crair or Norman. Our performance also depends on our ability to retain and motivate our officers and key employees. The loss of the services of any of our officers or other key employees could have a material adverse effect on our business, prospects, financial condition and results of operations. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. The failure to attract and retain our officers or the necessary technical, managerial and marketing personnel could have a material adverse effect on our business, prospects, financial condition and results of operations.
The market for Internet and local search advertising services is in the early stages of development, and if the market for our services decreases it will have a material adverse effect on our business, prospects, financial condition and results of operations.
Internet marketing and advertising, in general, and paid-search, in particular, are in the early stages of development. Our future revenue and profits are substantially dependent upon the continued widespread acceptance, growth, and use of the Internet and other online services as effective advertising mediums. Many of the largest advertisers have generally relied upon more traditional forms of media advertising and have only limited experience advertising on the Internet. Local search, in particular, is still in an early stage of development and may not be accepted by consumers for many reasons including, among others, that consumers may conclude that local search results are less relevant and reliable than non-paid-search results, and may view paid-search results less favorably than search results generated by non-paid-search engines. If consumers reject our paid-search services, or commercial use of the Internet generally, and the number of click-throughs on our sponsored listings decreases, the commercial utility of our search services could be adversely affected.
We expect that our anticipated future growth, including through potential acquisitions, may strain our management, administrative, operational and financial infrastructure, which could adversely affect our business.
We anticipate that significant expansion of our present operations will be required to capitalize on potential growth in market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. We expect to add a significant number of additional key personnel in the future, including key managerial and technical employees who will have to be fully integrated into our operations. In order to manage our growth, we will be required to continue to implement and improve our operational and financial systems, to expand existing operations, to attract and retain superior management, and to train, manage and expand our employee base. We cannot assure you that we will be able to effectively manage the expansion of our operations, that our systems, procedures or controls will be adequate to support our operations or that our management will be able to successfully implement our business plan. If we are unable to manage growth effectively, our business, financial condition and results of operations could be materially adversely affected.

On February 28, 2005, we completed the acquisition, through a wholly owned subsidiary, of all of the outstanding capital stock of Inspire Infrastructure 2i AB, a Swedish Internet and wireless local-search technology company. On July 18, 2007, we completed the acquisition, through a wholly-owned subsidiary, of all of the outstanding capital stock of PremierGuide, Inc., a Delaware corporation and provider of online business directories for an aggregate purchase price of $2.0 million. In the future, we may choose to expand our operations or market presence by pursuing acquisitions of complementary business, services or technologies or engage in other strategic alliances with third parties. Any such transactions would be accompanied by the risks commonly encountered in such transactions, including, among others, the difficulty of assimilating operations, technology and personnel of the combined companies, the potential disruption of our ongoing business, the inability to retain key technical and managerial personnel, the inability of management to maximize our financial and strategic position through the successful integration of acquired businesses, additional expenses associated with amortization of acquired intangible assets, the maintenance of uniform standards, controls and policies and the impairment of relationships with existing employees and customers. We have limited experience in these types of acquisitions, and we may not be successful in overcoming these risks or any other potential problems. As a result, any acquisition may have a material adverse effect on our business, prospects, financial condition and results of operations.
We may incur impairment losses related to goodwill and other intangible assets which could have a material and adverse effect on our financial results.
As a result of our acquisition of Inspire Infrastructure 2i AB, the purchase of Local.com domain name, and the Atlocal asset purchase, we have recorded substantial goodwill and intangible assets in our consolidated financial statements. During the year ended December 31, 2005, due to the deterioration of revenues in Europe since the acquisition of Inspire in February 2005, we believed that the carrying amount for customer contracts and relationships was impaired. The carrying amount of customer contracts and relationships exceeded the sum of the undiscounted cash flows expected and as a result, we wrote-down the remaining unamortized balance of $337,000. We are required to perform impairment reviews of our goodwill and other intangible assets, which are determined to have an indefinite life and are not amortized. Such reviews are performed annually or earlier if indicators of potential impairment exist. We performed our annual impairment analysis in December 2006 and determined that no impairment existed. Future impairment reviews may result in charges against earnings to write-down the value of intangible assets.
We may be subject to intellectual property claims that create uncertainty about ownership of technology essential to our business and divert our managerial and other resources.
There has been a substantial amount of litigation in the technology industry regarding intellectual property rights. We cannot assure you that third parties will not, in the future, claim infringement by us with respect to our current or future services, trademarks or other proprietary rights. Our success depends, in part, on our ability to protect our intellectual property and to operate without infringing on the intellectual property rights of others in the process. There can be no guarantee that any of our intellectual property will be adequately safeguarded, or that it will not be challenged by third parties. We may be subject to patent infringement claims or other intellectual property infringement claims that would be costly to defend and could limit our ability to use certain critical technologies.
We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and may divert our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could cause us to pay substantial damages, including treble damages if we willfully infringe, and, also, could put our patent applications at risk of not being issued.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If investors perceive these results to be negative, it could have an adverse effect on the trading price of our common stock.
Any patent litigation could negatively impact our business by diverting resources and management attention away from other aspects of our business and adding uncertainty as to the ownership of technology and services that we view as proprietary and essential to our business. In addition, a successful claim of patent infringement against us and our failure or inability to obtain a license for the infringed or similar technology on reasonable terms, or at all, could have a material adverse effect on our business.

We may be subject to lawsuits for information displayed on our web sites and the web sites of our advertisers, which may affect our business.
Laws relating to the liability of providers of online services for activities of their advertisers and for the content of their advertisers’ listings are currently unsettled. It is unclear whether we could be subjected to claims for defamation, negligence, copyright or trademark infringement or claims based on other theories relating to the information we publish on our web sites or the information that is published across our Distribution Network. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We may not successfully avoid civil or criminal liability for unlawful activities carried out by our advertisers. Our potential liability for unlawful activities of our advertisers or for the content of our advertisers’ listings could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to spend substantial resources or to discontinue certain service offerings. Our insurance may not adequately protect us against these types of claims and the defense of such claims may divert the attention of our management from our operations. If we are subjected to such lawsuits, it may adversely affect our business.
Government and legal regulations may damage our business.
We are not currently subject to direct regulation by any government agency, other than regulations generally applicable to Internet businesses, and there are currently few significant laws or regulations directly applicable to access to or commerce on the Internet. It is possible, however, that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as the positioning of sponsored listings on search results pages. For example, the Federal Trade Commission, or FTC, has recently reviewed the way in which search engines disclose paid-search practices to Internet users. In 2002, the FTC issued guidance recommending that all search engine companies ensure that all paid-search results are clearly distinguished from non-paid results, that the use of paid-search is clearly and conspicuously explained and disclosed and that other disclosures are made to avoid misleading users about the possible effects of paid-search listings on search results. The adoption of laws or regulations relating to placement of paid search advertisements or user privacy, defamation or taxation may inhibit the growth in use of the Internet, which in turn, could decrease the demand for our services and increase our cost of doing business or otherwise have a material adverse effect on our business, prospects, financial condition and results of operations. Any new legislation or regulation, or the application of existing laws and regulations to the Internet or other online services, could have a material adverse effect on our business, prospects, financial condition and results of operations.
If we do not deliver traffic that converts into revenue for advertisers, then the advertisers may pay us less for their listing or discontinue listings with us.
For our services to be successful, we need to deliver consumers to advertisers’ web sites that convert into sales for the advertiser. If we do not meet advertisers’ expectations by delivering quality traffic, then they may reduce their bid prices or cease doing business with us, which may adversely affect our business and financial results.
If we fail to detect click-through fraud, we could lose the confidence of our advertisers, thereby causing our business to suffer.
We are exposed to the risk of fraudulent or illegitimate clicks on our sponsored listings. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to revenue for the advertisers. As a result, our advertisers may become dissatisfied with our advertising programs, which could lead to loss of advertisers and revenue.
Failure to adequately protect our intellectual property and proprietary rights could harm our competitive position.
Our success is substantially dependent upon our proprietary technology, which relates to a variety of business and transactional processes associated with our paid-search advertising model, our Keyword DNA technology and our LocalConnect search and advertising platform. We rely on a combination of patent, trademark, copyright and trade secret laws, as well as confidentiality agreements and technical measures, to protect our proprietary rights. Although we have filed patent applications on certain parts of our technology, much of our proprietary information may not be patentable, and we do not currently possess any patents. We cannot assure you that we will develop proprietary technologies that are patentable or that any pending patent applications will be issued or that their scope is broad enough to provide us with meaningful protection. We own the trademarks for ePilot, Pay Per Connect and Keyword DNA in the United States and may claim trademark rights in, and apply for trademark registrations in the United States for a number of other marks. We cannot assure you that we will be able to secure significant protection for these marks. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology or duplicate our services or design around patents issued to us or our other intellectual property rights. If we are unable to adequately protect our intellectual property and proprietary rights, our business and our operations could be adversely affected.
We may experience downward pressure on our bid prices if advertisers do not obtain a competitive return on investment, which could have a material and adverse effect on our financial results.
We may experience downward pressure on our bid prices if advertisers do not obtain a favorable return on investment from our paid-search services in comparison to our competitors’ services or other advertising methods. We compete with other web search services, online publishers and high-traffic web sites, as well as traditional media such as television, radio and print, for a share of our advertisers’ total advertising expenditures. Many potential advertisers and advertising agencies have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to paid-search. Acceptance of paid-search marketing among advertisers will depend, to a large extent, on its perceived effectiveness and the continued growth of commercial usage of the Internet. If we experience downward pricing pressure for our services in the future, our financial results may suffer.
Two of our Advertiser Network partners have provided a substantial portion of our revenue; the loss of either of these partners may have a material adverse effect on our operating results.
Our national Advertiser Network partner, LookSmart, Ltd., represented 15% of our total revenue for the year ended December 31, 2006. Our local Advertiser Network partner, Yahoo! Inc., represented 40% of our total revenue for the year ended December 31, 2006. It is difficult to predict whether LookSmart and Yahoo will continue to represent such a significant portion of our revenue in the future. Either partner may choose not to renew our agreement in the future or may choose to reduce the use of our paid-search services, in which case our business and financial results may be harmed.
Two customers account for a significant portion of our accounts receivable, and the failure to collect from those customers would harm our financial condition and results of operations.
While most of our customers pay for our services in advance, some do not. Two of our customers that do not pay in advance, LookSmart and Yahoo, have and will likely continue for the foreseeable future to account for a significant portion of our accounts receivable. At December 31, 2006, LookSmart represented 11% and Yahoo represented 52%, of our total accounts receivable. LookSmart’s and Yahoo’s accounts have been, and will likely continue to be, unsecured and any failure to collect on those accounts would harm our financial condition and results of operations.
A significant portion of the traffic to our local.com web site is acquired from other search engines, mainly google.com, the loss of the ability to acquire traffic could have a material and adverse effect on our financial results.
We advertise on other search engine web sites, primarily google.com, but also yahoo.com, msn.com and ask.com, by bidding on certain keywords we believe will drive traffic to our Local.com website. During the three month period ending December 31, 2006, approximately 92% of the traffic on our Local.com website was acquired from other search engine websites. During the year ended December 31, 2006, traffic acquisition costs (TAC) were $7.7 million of which $6.9 million was paid to Google, Inc. If we are unable to advertise on these web sites, or the cost to advertise on these web sites increases, our financial results may suffer.
Problems with our computer and communication systems may harm our business.
A key element of our strategy is to generate a high volume of traffic across our network infrastructure to and from our Advertiser and Distribution Network partners. Accordingly, the satisfactory performance, reliability and availability of our software systems, transaction-processing systems and network infrastructure are critical to our reputation and our ability to attract and retain advertising customers, as well as maintain adequate customer service levels. We may experience periodic systems interruptions. Any substantial increase in the volume of traffic on our software systems or network infrastructure will require us to expand and upgrade our technology, transaction-processing systems and network infrastructure. We cannot assure you that we will be able to accurately project the rate or timing of increases, if any, in the use of our network infrastructure or timely expand and upgrade our systems and infrastructure to accommodate such increases.

We rely on third party technology, server and hardware providers, and a failure of service by these providers could adversely affect our business and reputation.
We rely upon third party data center providers to host our main servers and expect to continue to do so. In the event that these providers experience any interruption in operations or cease operations for any reason or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. We may also be limited in our remedies against these providers in the event of a failure of service. In the past, we have experienced short-term outages in the service maintained by one of our current co-location providers. We also rely on third party providers for components of our technology platform, such as hardware and software providers, credit card processors and domain name registrars. A failure or limitation of service or available capacity by any of these third party providers could adversely affect our business and reputation.
State and local governments may be able to levy additional taxes on Internet access and electronic commerce transactions, which could result in a decrease in the level of usage of our services.
Beginning in 1998, the federal government imposed a moratorium on state and local governments’ imposition of new taxes on Internet access and eCommerce transactions, which has now expired. State and local governments may be able to levy additional taxes on Internet access and eCommerce transactions unless the moratorium is reinstituted. Any increase in applicable taxes may make eCommerce transactions less attractive for businesses and consumers, which could result in a decrease in eCommerce activities and the level of usage of our services.
Risks Relating to this Offering and Ownership of Our Common Stock
The market price of our common stock has been and is likely to continue to be highly volatile, which could cause investment losses for our stockholders and result in stockholder litigation with substantial costs, economic loss and diversion of our resources.
Prior to our initial public offering, which was completed on October 22, 2004, there was no public trading market for our common stock. We cannot predict the extent to which investor interest will support an active and liquid trading market for our common stock.
In addition, the trading price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations as a result of various factors, many of which are beyond our control, including:
•	developments concerning proprietary rights, including patents, by us or a competitor;

•	market acceptance of our new and existing services and technologies;

•	announcements by us or our competitors of significant contracts, acquisitions, commercial relationships, joint ventures or capital commitments;

•	actual or anticipated fluctuations in our operating results;

•	continued growth in the Internet and the infrastructure for providing Internet access and carrying Internet traffic;

•	introductions of new services by us or our competitors;

•	enactment of new government regulations affecting our industry;

•	changes in the number of our Advertising and Distribution Network partners;

•	seasonal fluctuations in the level of Internet usage;

•	loss of key employees;

•	institution of intellectual property litigation by or against us;

•	success of our international expansion;

•	changes in the market valuations of similar companies; and

•	changes in our industry and the overall economic environment.
Due to the short-term nature of our Advertiser Network and Distribution Network partner agreements and the emerging nature of the paid-search market, we may not be able to accurately predict our operating results on a quarterly basis, if at all, which may lead to volatility in the trading price of our common stock. In addition, the stock market in general, and the Nasdaq Capital Market and the market for online commerce companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against these companies. Litigation against us, whether or not a judgment is entered against us, could result in substantial costs, and potentially, economic loss, and a diversion of our management’s attention and resources. As a result of these and other factors, you may not be able to resell your shares above the price you paid and may suffer a loss on your investment.
Future sales of shares of our common stock that are eligible for sale by our stockholders may decrease the price of our common stock.
We had 14,146,556 shares of common stock outstanding on August 1, 2007. Of these shares, 240,366 are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. In addition, there were outstanding options to purchase 1,937,518 shares of our common stock and warrants to purchase 3,514,278 shares of our common stock. Actual sales, or the prospect of sales by our present stockholders or by future stockholders, may have a negative effect on the market price of our common stock.
Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline.
Our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our stockholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our common stock. The following are examples of such provisions in our amended and restated certificate of incorporation and in our amended and restated bylaws:
•	special meetings of our stockholders may be called only by our Chief Executive Officer, by a majority of the members of our board of directors or by the holders of shares entitled to cast not less than 10% of the votes at the meeting;

•	stockholder proposals to be brought before any meeting of our stockholders must comply with advance notice procedures;

•	our board of directors is classified into three classes, as nearly equal in number as possible;

•	newly-created directorships and vacancies on our board of directors may only be filled by a majority of remaining directors, and not by our stockholders;

•	a director may be removed from office only for cause by the holders of at least 75% of the voting power entitled to vote at an election of directors;

•	our amended and restated bylaws may be further amended by our stockholders only upon a vote of at least 75% of the votes entitled to be cast by the holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class; and

•	our board of directors is authorized to issue, without further action by our stockholders, up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors.
We are also subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our voting stock, the person is an “interested stockholder” and may not engage in “business combinations” with us for a period of three years from the time the person acquired 15% or more of our voting stock.
Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.
Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes against its post-change income may be limited. We believe that with our initial public offering, our recent private placement and other transactions that have occurred over the past three years, we have triggered an “ownership change” limitation. We have performed an analysis to determine to what extent our ability to utilize our net operating loss carryforwards is limited. We determined that our Section 382 limitation is $1.1 million a year. We may also experience ownership change in the future as a result of subsequent shifts in our stock ownership. As of December 31, 2006 we have net operating loss carryforwards of approximately $26.8 million and $28.0 million for federal and state income tax purposes, respectively.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
The statements contained in this prospectus that are not purely historical are forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors” and “Use of Proceeds.” In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “possible,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements.
Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.
Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PRIVATE PLACEMENT OF COMMON STOCK AND WARRANTS
On August 1, 2007, Local.com Corporation (the “Registrant”) issued 2,356,900 shares of its common stock, par value $0.00001 per share, for an aggregate purchase price of $12,962,950 to institutional investors in a private placement transaction pursuant to a Securities Purchase Agreement, dated as of July 31, 2007 (the “Securities Purchase Agreement”). In connection with the sale of the common stock, the Registrant also issued the investors warrants to purchase up to 471,380 shares of the Registrant’s common stock at an exercise price of $7.89 per share exercisable beginning February 1, 2008 and for a period of five years thereafter; and warrants to purchase up to 471,380 shares of the Registrant’s common stock at an exercise price of $9.26 per share exercisable beginning February 1, 2008 and for a period of six years thereafter. In connection with the transaction described herein, the Registrant also entered into a Registration Rights Agreement which obligates the Registrant to register the resale of the shares of common stock sold in the private placement and the shares of common stock issuable upon exercise of the warrants under the Securities Act of 1933, as amended.
USE OF PROCEEDS
This prospectus covers 3,393,936 shares of our common stock, which may be sold, or otherwise disposed of, from time to time by the selling stockholders or their transferees. We will not receive any part of the proceeds from the sale or other disposition of common stock by the selling stockholders. If all of the warrants being registered for resale hereunder are fully exercised for cash, we will receive approximately $8.1 million in cash from the warrant holders. Any proceeds received by us from the exercise of warrants will be used by us for general corporate purposes, including working capital.

SELLING SECURITY HOLDERS
The shares of common stock being offered by the selling stockholders are those previously issued to the Selling Stockholders and those issuable to the Selling Stockholders upon exercise of the warrants. For additional information regarding the issuances of common stock and the warrants, see “Private Placement of Common Shares and Warrants” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the shares of common stock and the warrants, the selling stockholders have not had any material relationship with us within the past three years.
The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on its ownership of the shares of common stock and the warrants, as of August 1, 2007, assuming exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on exercise.
The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.
In accordance with the terms of registration rights agreements with the holders of the shares of common stock and the warrants, this prospectus generally covers the resale of at least the sum of (i) the number of shares of common stock issued and (ii) 110% of the number of shares of common stock issued and issuable upon exercise of the related warrants, determined as if the outstanding warrants were exercised, as applicable, in full, as of the trading day immediately preceding the date this registration statement was initially filed with the Securities and Exchange Commission. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.
Under the terms of the warrants, a selling stockholder may not exercise the warrants, to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

			Shares Beneficially Owned
			After Offering is Complete
	Number of	Maximum
	Shares	Number of
	Beneficially	Shares Offered
	Owned Prior to	Pursuant to this
Name of selling security holder	Offering	Prospectus	Number	Percentage
Hudson Bay Fund LP (1)	602,000	619,200	—	*
Hudson Bay Overseas Fund Ltd (2)	1,297,660	1,334,736	—	*
Enable Growth Partners LP (3)	1,190,000	1,224,000	—	*
Enable Opportunity Partners LP (4)	140,000	144,000	—	*
Pierce Diversified Strategy Master Fund LLC, Ena (5)	70,000	72,000	—	*

*	- Less than 1%

(1)	Represents 430,000 shares of common stock and 172,000 shares issuable upon the exercise of warrants. Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Fund LP.

(2)	Represents 926,900 shares of common stock and 370,760 shares issuable upon the exercise of warrants. Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Overseas Fund LTD.

(3)	Represents 850,000 shares of common stock and 340,000 shares issuable upon the exercise of warrants. Mitchell S. Levine is the natural person who exercised voting and dispositive power with respect to the shares held by Enable Growth Partners LP.

(4)	Represents 100,000 shares of common stock and 40,000 shares issuable upon the exercise of warrants. Mitchell S. Levine is the natural person who exercised voting and dispositive power with respect to the shares held by Enable Opportunity Partners LP.

(5)	Represents 50,000 shares of common stock and 20,000 shares issuable upon the exercise of warrants. Mitchell S. Levine is the natural person who exercised voting and dispositive power with respect to the shares held by Pierce Diversified Strategy Master Fund LLC, Ena.

PLAN OF DISTRIBUTION
We are registering the shares of common stock previously issued and the shares of common stock issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.
The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.
The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $15,514 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.
Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
LEGAL MATTERS
The validity of the shares of common stock offered in this prospectus will be passed upon for us by Rutan & Tucker, LLP, Costa Mesa, California.
EXPERTS
Our financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 included in this prospectus and in the registration statement, of which this prospectus is a part, have been audited by Haskell & White LLP, independent registered public accounting firm, as set forth in their report. We have included our financial statements in this prospectus and in the registration statement, of which this prospectus is a part, in reliance on Haskell & White LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other documents referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.
We are subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent registered public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.local.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The reference to our web address does not constitute incorporation by reference of the information contained at or accessible through this site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be a part of this prospectus, and information that we file with the SEC at a later date will automatically update or supersede this information. We incorporate by reference the following documents as well as any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:
•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2007 and June 30, 2007;

•	Our current reports on Form 8-K filed January 23, 2007, January 26, 2007, February 26, 2007, March 7, 2007, March 8, 2007, March 26, 2007, April 4, 2007, May 9, 2007, July 13, 2007, July 20, 2007, August 1, 2007, August 6, 2007 and August 15, 2007;

•	All of our filings pursuant to the Exchange Act after the date of the initial filing of this registration statement and prior to the effectiveness of this registration statement; and

•	The description of our common stock contained in our registration statement on Form SB-2 filed with the SEC on June 29, 2004 and amended on August 11, 2004, September 16, 2004, October 7, 2004, and October 18, 2004.
You may obtain any of the documents incorporated by reference through the SEC or the SEC’s website as described above. You may also obtain copies of these documents, other than exhibits to such documents, free of charge upon written or oral request to Investor Relations, Local.com Corporation, One Technology Drive, Building G, Irvine, California 92618, telephone: (949) 784-0800.

Part II.
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses payable by the Registrant in connection with the registration of the securities being offered by this Registration Statement. All amounts are estimates except the Securities and Exchange Commission registration fee.

SEC registration fee	$514
Accounting fees and expenses	5,000
Legal fees and expenses	5,000
Printing and engraving expenses	1,000
Miscellaneous	4,000

Total	$15,514
Item 15. Indemnification of Directors and Officers.
As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:
•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.
These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:
•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.
Our amended and restated certificate of incorporation and our amended and restated bylaws, attached as Exhibit 3.1 and 3.2 respectively, to our Registration Statement on Form SB-2, Amendment No. 2, filed with the Securities and Exchange Commission on September 16, 2004, provide for the indemnification provisions described above and elsewhere herein. In addition, we have entered into separate indemnification agreements, a form of which is attached as Exhibit 10.9 to our Registration Statement on Form SB-2, Amendment No. 1, filed with the Securities and Exchange Commission on August 11, 2004, with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, subject to certain exceptions and limitations. These indemnification agreements also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.
Reference is made to the following documents filed as exhibits to our Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on June 29, 2004, as amended on August 11, 2004, September 16, 2004, October 7, 2004, and October 18, 2004 regarding relevant indemnification provisions described above and elsewhere in this registration statement:

Exhibit
Document	Number

Form of Underwriting Agreement	1.1
Amended and Restated Certificate of Incorporation	3.1
Amended and Restated Bylaws	3.2
Form of Indemnification Agreement	10.9
Item 16. Exhibits

Exhibit
Number	Exhibit Description

4.1 (1)	Securities Purchase Agreement dated July 31, 2007 by and among the Registrant and the investors listed on the Schedule of Buyers attached to the Securities Purchase Agreement.

4.2 (1)	Registration Rights Agreement dated July 31, 2007 by and among the Registrant and the investors listed on the Schedule of Buyers attached to the Securities Purchase Agreement filed as Exhibit 4.1 hereto.

4.3 (1)	Form of Series [A] [B] Warrant.

5.1*	Opinion of Rutan & Tucker, LLP

23.1*	Consent of Haskell & White LLP, independent registered public accounting firm

23.2*	Consent of Rutan & Tucker, LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (see Page II-4 of this Form S-3)

*	Filed herewith.

(1)	Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 1, 2007.
Item 17. Undertakings
The undersigned registrant hereby undertakes:
1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:
A.	Include any prospectus required by section 10(a)(3) of the Securities Act;
B.	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
C.	Include any additional or changed material information on the plan of distribution.
2.	For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.	To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding ) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 20th day of August, 2007.

LOCAL.COM CORPORATION
/s/ Heath B. Clarke
Heath B. Clarke
Chairman and Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Heath B. Clarke and Douglas S. Norman and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Heath B. Clarke Heath B. Clarke	Chairman, Chief Executive Officer and Director	August 20, 2007

/s/ Douglas S. Norman Douglas S. Norman	Chief Financial Officer and Secretary	August 20, 2007

/s/ Norman K. Farra Jr. Norman K. Farra Jr.	Director	August 20, 2007

/s/ Philip K. Fricke Philip K. Fricke	Director	August 20, 2007

/s/ Theodore E. Lavoie Theodore E. Lavoie	Director	August 20, 2007

/s/ John E. Rehfeld John E. Rehfeld	Director	August 20, 2007

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

4.1 (1)	Securities Purchase Agreement dated July 31, 2007 by and among the Registrant and the investors listed on the Schedule of Buyers attached to the Securities Purchase Agreement.

4.2 (1)	Registration Rights Agreement dated July 31, 2007 by and among the Registrant and the investors listed on the Schedule of Buyers attached to the Securities Purchase Agreement filed as Exhibit 4.1 hereto.

4.3 (1)	Form of Series [A] [B] Warrant.

5.1*	Opinion of Rutan & Tucker, LLP

23.1*	Consent of Haskell & White LLP, independent registered public accounting firm

23.2*	Consent of Rutan & Tucker, LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (see Page II-4 of this Form S-3)

*	Filed herewith.

(1)	Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 1, 2007.